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                          August 9, 2021

       Gary Guidry
       President and Chief Executive Officer
       GRAN TIERRA ENERGY INC.
       900, 520 - 3 Avenue SW
       Calgary, Alberta, Canada T2P 0R3

                                                        Re: GRAN TIERRA ENERGY
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2021
                                                            File No. 333-258433

       Dear Mr. Guidry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Hillary Holmes